Filed by Reuters Group PLC
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Reuters Group PLC
Commission File No.: 333-08354
The following is the news release issued by Reuters Group PLC on March 14, 2008. The filing of this news release under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.
This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Documents relating to the proposed transaction have been furnished to the SEC. Shareholders are urged to read such documents regarding the proposed transaction, because they contain important information. Shareholders may obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s website at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com (in the case of Thomson) and from Thomson and Reuters. These documents are also available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at 1-800-732-0330.
PUBLICATION OF SUPPLEMENTARY PROSPECTUS
14 MARCH 2008
Following the publication of the prospectus relating to Thomson Reuters PLC dated 29 February 2008 (the “Prospectus”) in relation to the recommended acquisition of Reuters Group PLC (“Reuters”) by The Thomson Corporation (“Thomson”) and the admission of up to 203,000,000 ordinary shares in Thomson Reuters PLC to the Official List and to trading on the London Stock Exchange (the “Transaction”), a supplementary prospectus (the “Supplementary Prospectus”) is to be made available by publishing it on Reuters website (www.reuters.com) for the purpose of disclosing the preliminary results of Reuters for the year ended 31 December 2007 which were announced on 6 March 2008.
The Supplementary Prospectus has been approved by the UK Listing Authority (the “UKLA”). Copies of the Supplementary Prospectus have been submitted to the UKLA and are available for inspection at the UKLA’s Document Viewing Facility, which is situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.
Copies of the Supplementary Prospectus will also be available for inspection during usual business hours on Monday to Friday of each week (public holidays excepted) from the date of publication until admission (expected to be at 8.00 a.m. (London time) on 17 April 2008) at the registered office of Reuters being the Reuters Building, South Colonnade, Canary Wharf, London E14 5EP and at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY.

For further information, please contact:-
Elizabeth Maclean
Assistant Company Secretary
+44 (0)20 7524 6706
elizabeth.maclean@reuters.com
Citi is acting as joint corporate broker to Reuters and as sponsor to Thomson Reuters PLC in connection with admission and is also providing financial advice to Reuters and is acting for no one else in connection with the Transaction or admission and will not be responsible to anyone other than Reuters and Thomson Reuters PLC for providing the protections afforded to the clients of Citi, nor for providing advice in relation to the Transaction or admission or any other matter referred to in the Supplementary Prospectus or the Prospectus.
About Thomson
The Thomson Corporation (www.thomson.com) is a global leader in providing essential electronic workflow solutions to business and professional customers. With operational headquarters in Stamford, Connecticut, Thomson provides value-added information, software tools and applications to professionals in the fields of law, tax, accounting, financial services, scientific research and healthcare. The Thomson Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).
About Reuters
Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Through reuters.com and other digital properties, Reuters now also supplies its trusted content direct to individuals. Reuters drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 17,900 staff in 143 countries, including over 2,300 editorial staff in 197 bureaux serving 132 countries. In 2007, Reuters revenues were £2.6 billion.

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